UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

ICICI Bank Limited (“Bank”) had, vide its disclosure earlier today, communicated that its Board of Directors had approved a proposal for sale of Bank’s entire shareholding of 18.8% in equity shares of NIIT Institute of Finance Banking and Insurance Training Limited (“NIIT-IFBI” or “the Company”), an associate of the Bank, to a listed entity outside of ICICI Group.

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended, read with SEBI master circular dated November 11, 2024, we wish to provide the following disclosure:

a.	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year

Name of associate company: NIIT Institute of Finance Banking and Insurance Training Limited

Revenue from operations during FY2024:

₹ 566.7 million

Net worth of the Company at March 31, 2024:

₹ 219.3 million

b.	Date on which the agreement for sale has been entered into	Will be executed on or before September 30, 2025
c.	The expected date of completion of sale/disposal	On or before September 30, 2025
d.	Consideration received from such sale/disposal	Expected to be in the range of ₹ 47.0-65.8 million
e.	Brief details of buyers and whether any of the buyers belongs to promoter/ promoter group/ group companies. If yes, details thereof	NIIT Limited, a leading digital talent development organization and a leading provider of managed training services that is engaged in building skilled human capital and enhancing workforce talent worldwide. The buyer does not belong to promoter/ promoter group/ group companies.
f.	Whether the transaction would fall within related party transaction? If yes, whether the same is done at “arm’s length”	This transaction does not constitute a related party transaction.
g.	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangements? If yes, details of the same including compliance with regulation 37A of LODR Regulations	Not applicable
h.	Additionally, in case of a slump sale, indicative disclosure provided for amalgamation/ merger, shall be disclosed by the listed entity with respect to such slump sale	Not applicable

It may be noted that consequent to the completion of this transaction, NIIT-IFBI will cease to be an associate of the Bank.

We request you to take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	April 19, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager